Smith & Nephew plc	T 44 (0) 207 401 7646
15 Adam Street	F 44 (0) 207 960 2350
London WC2N 6LA	www.smith-nephew.com
England

Ms Kate Tillan
Assistant Chief Accountant
US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

May 24, 2011

Dear Ms Tillan

Smith & Nephew plc
Comment Letter Dated May 17, 2011
Form 20-F for the fiscal year ended December 31, 2010
Filed March 3, 2011
File No. 001-14978

This letter responds to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated May 17, 2011 (the “Comment Letter”) regarding the above referenced filing on Form 20-F (the “2010 20-F”) of Smith & Nephew plc (the “Company”).  The “Group” refers to the Company and its consolidated subsidiaries.

For your convenience, we have duplicated the comment set forth in the Comment Letter in italics and have provided responses to the Staff’s comment as set forth in the Comment Letter.

Form 20-F for the Year Ended December 31, 2010
Disclosure Committee and Evaluation of Disclosure Controls and Procedures, page 56

1.
We note your proposed disclosure in response to prior comment one.  Please note that we are not asking you to include the date upon which made your conclusion but the date of effectiveness consistent with Item 307 of Regulation S-K.  In that regard, your disclosure could include the proposed disclosure without the reference to the “concluded on” date.

The Group respectfully acknowledges the comment of the Staff and responds as follows.

The Group proposes the following disclosure in future filings of its Form 20-F:

“The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 December 20[  ].  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as at 31 December 20[  ].”

In addition, the Company acknowledges that:

(i)	It is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

(iii)	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for the Staff’s assistance in this matter. Please do not hesitate to contact me with any further comments or questions.

Yours sincerely,

/s/ Neil Taylor
Neil Taylor
Group Financial Controller

Registered No. 324357 in England and Wales at 15 Adam Street, London WC2N 6LA, England.